Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND'S TENDER OFFER.

Coatue Innovative Strategies Fund

c/o Coatue Management, L.L.C.
9 West 57th Street

25th Floor

New York, NY 10019

June 16, 2026

Dear Coatue Innovative Strategies Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Coatue Innovative Strategies Fund (the "Fund"). The Fund is offering to purchase up to 5% of the Fund's shares of beneficial interests (including fractions thereof) ("Shares") outstanding as of May 31, 2026, pursuant to tenders by shareholders of the Fund ("Shareholders") at a price equal to the net asset value of such Shares as of June 30, 2026.

If you are not interested in having the Fund repurchase some or all of your Shares valued as of June 30, 2026, please disregard this notice and take no action. Shareholders are not required to participate in this tender offer and no action on your part is required if you are not interested in participating.

The tender offer period will begin on June 16, 2026 and, unless the offer is extended, will expire at the end of the day on July 15, 2026, at 12:00 midnight, Eastern Time, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be tendered to the Fund for purchase only during one of the Fund's announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete, sign and return the enclosed Letter of Transmittal so that it is received by the Fund no later than 12:00 midnight, Eastern Time, on July 15, 2026. You can either (i) mail or otherwise deliver the Letter of Transmittal to Coatue Innovative Strategies Fund, c/o State Street Bank and Trust Company, Attention: Transfer Agency, 1776 Heritage Drive, Mail Code: JAB0340, North Quincy, MA 02171; or (ii) email CoatueTA_INQ@StateStreet.com, Attention: Coatue Innovative Strategies Fund. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by the Fund. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting State Street Bank and Trust Company ("State Street") to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by the Fund, there can be no assurance that your tender has been received by the Fund.

Clients of Morgan Stanley Smith Barney LLC are instructed to contact your financial advisor/private wealth advisor to complete the electronic form. Morgan Stanley Smith Barney LLC’s financial advisor/private wealth advisor should submit such completed electronic form to their order entry system by 4:00 P.M., Eastern Time, at least two days prior to the Notice Due Date (as set forth in the Offer to Purchase).

No action is required if you are not interested in tendering your Shares for repurchase.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call State Street at 617-662-7100.

Sincerely,

Coatue Innovative Strategies Fund